Exhibit 20.3

CAPITAL ONE MASTER TRUST (COMT)

Performance Summary - December 2008

Capital One Master Trust (COMT)

Series	COMT 2002-1
Size	$1,000 MM
Expected Maturity (Class A)	1/15/2009

Gross Monthly Payment Rate	17.13%
Delinquency Rate:	1.42%
30 - 59 Days	1.11%
60 - 89 Days	2.66%
90 + Days
Excess Spread Analysis
Series	COMT 2002-1
Portfolio Yield	19.84%
Weighted Average Coupon	1.48%
Servicing Fee Percentage	2.00%
Net Loss Rate	6.88%

Excess Spread Percentage
Dec-08	9.49%
Nov-08	8.91%
Oct-08	6.79%
3-Month Average Excess Spread	8.40%

Capital One Master Trust (COMT)

Note: Servicing Fee Percentage includes 0.75% paid as Servicer Interchange to Capital One Bank (USA), National Association as the Servicer of Capital One Master Trust.